SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                              HOUSTON OPERATING COMPANY
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                 442287108
        -----------------------------------------------------------------
                                 (CUSIP Number)

                            LITTLEHAMPTON INVESTMENTS LLC
                            1365 York Avenue, 28B
                            New York, NY 10021

                              Phone: (212) 717-1454
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                             November 30,2004
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- ------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Little Hampton Investments LLC
      11-3716572
- ------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [X]
- ------------------------------------------------------------------
3     SEC USE ONLY
- ------------------------------------------------------------------
4     SOURCE OF FUNDS

        Working Capital
- ------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
- ------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------------

                  7     SOLE VOTING POWER

                        7,030,000
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               7,030,000
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None


- ------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Little Hampton Investments LLC - 7,030,000

- ------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
- ------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      90%
- ------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
- ------------------------------------------------------------------

                                 SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This schedule related to the acquisition of beneficial ownership of Common Stock of Houston Operating Company (hereinafter the "Company", whose principal place of business is located C/o Steven L. Siskind, 645 Fifth Avenue, New York, NY 10021, of which Reporting Person purchased 7,030,000 shares of Common Stock from shareholder Speed Action Ltd. on November 30, 2004.

------------------------------------------------------------------------------

ITEM 2. IDENTITY AND BACKGROUND

1.
     (a) Little Hampton Investments LLC

          The following person is the Officer, Principal Shareholder and Director of Little Hampton Investments LLC. Little Hampton Investments LLC is beneficially owned by Michael Millon - President and Director, and is his investment operating entity.



Michael Millon, Managing Partner, Founder

          Since its inception in 1996, Michael Millon has been the Manager of Littlehampton Investments, LLC, as well as of Macrocom Investors, LLC started in 1995. Both companies were formed to engage in a broad range of venture capital investing activities, including without limitation, investments in publicly traded securities, private placements, term notes, bridge loans, mortgages, options, warrants, leases, real estate and tangible personal property.

          Prior to becoming a venture capitalist, Mr. Millon has been involved in commodities trading as President of Megatrade, Inc., as well as General Manager of Cofinpar and Marketing Director of Tradex and Staroil in Paris, France. From 1983 to 1995 Michael Millon has been President of Trade Advisory Services and Regional Vice President of Trade Insurance Services, wholly-owned subsidiaries of Intercargo Corporation (NASDAQ: ICAR), a leading provider of specialized insurance products and risk management services for companies involved in international trade. Over the years, as a venture capitalist, Mr. Millon has participated in a number of investment transactions in publicly traded companies




     (b) 1365 York Avenue, 28B
         New York, NY 10021

     (c) Occupation: Capital formation firm

     (d) The reporting person nor its officers, directors, or principals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not, during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person.

     (f) Citizenship USA/Delaware LLC

- ------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Working Capital

- ------------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Entity purchased the securities, as a change in control of the Company on November 30, 2004.

The ownership which is the subject of this Schedule was acquired by Reporting Person for the purpose of allowing the shareholders of Littlehampton Investment LLC to acquire control of the Company. Other than the transaction for which this report is filed, Reporting Person has no further plans which relate to or would result in any of the following, except as set forth below:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except that a Share Exchange Agreement with the shareholders of Net Fabric, Inc. a Delaware corporation is being negotiated through Reporting Person.

     (b)  A  transaction   involving  a  Share   Exchange   Agreement  with  the
shareholders of NetFabric, Inc. a Delaware corporation is being negotiated thrugh Reporting Person.

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) New Directors, Wesley Whiting and Redgie Green have been appointed. Pre-existing directors, Chin Sin Low and Florence Mei Fong Choong have resigned subject to a 14f Notice to Shareholders being mailed.

     (e) Any material change in the present capitalization or dividend policy of the Issuer; except that reporting party intends to implement a reverse split in the future.

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
- ------------------------------------------------------------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own 7,030,000 shares of Common Stock of the Company, representing 90% of the issued and outstanding Common Stock. Prior to the share exchange transaction, Reporting Person owned no shares of registrant.


     7,030,000 are held by Little Hampton Investments LLC of which Michael Millon is beneficial owner, as the Manager.

         Aggregate number of options owned:           0
         Percent of outstanding options owned:        0%

     (b) Sole Power of voting for Reporting Entity:

7,030,000


     (c) Transactions in securities in the past
         60 days for Reporting Person:                0

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not applicable.
- ------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as contained in the Share Purchase Agreement and the proposed Share Exchange Agreement being negotiated with Net Fabric, Inc. as discussed in 4(b) above, there are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

- ------------------------------------------------------------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     Exhibit 10.1  - Share Purchase Agreement


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: December 8, 2004


                                                  Little Hampton Investments LLC

                                                  /s/Michael Millon
                                                  ----------------------
                                                  Michael Millon, President




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).